May 26, 1998

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Symbollon Corporation Commission File # 0-22872


We were previously the independent auditors for Symbollon Corporation (the "Company"). We were informed by facsimile on May 21, 1998 that our engagement as principal auditor was terminated. We have read the statements included under Item 4 of Form 8-K dated May 20, 1998, of the Company and except for the references to the retention of BDO Seidman, LLP in paragraph of Item 4, as to which we have no knowledge, we agree with the statements in such Item.

Very truly yours,

/S/ Richard A. Eisner & Company, LLP

Richard A. Eisner & Company, LLP